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                FILED PURSUANT TO RULE 424(B)(3) AND RULE 424(C)
                         REGISTRATION NUMBER 333-126351

                              PROSPECTUS SUPPLEMENT
                      TO PROSPECTUS DATED NOVEMBER 6, 2006

                              AMEDIA NETWORKS, INC.

                        12,753,570 SHARES OF COMMON STOCK

This prospectus supplement supplements and amends our prospectus dated November 6, 2006 related to the offering of up to 12,753,570 shares of our common stock, par value $0.001 per share, which may be offered from time to time by the selling stockholders named therein.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus, including any amendments or supplements thereto.

The table set forth in the section of the prospectus entitled "Selling Stockholders" is hereby updated to reflect the following sale transactions (the "Sale Transactions"): (i) the sale by Melton Management Ltd to each of Nachum Stein and Hansfield-Stein Inc. Pension Trust of 2,500 shares of Series B Preferred Stock (and the underlying shares of Common Stock issuable upon conversion) and Series B Warrants for 123,673 shares of Common Stock and (ii) the sale by Levi Schapira to Marvin Mermelstein of 2,750 shares of Series B Preferred Stock (and the underlying shares of Common Stock issuable upon conversion) and Series B Warrants for 136,139 shares of Common Stock. Each of the Sale Transactions was effected through a privately negotiated transaction exempt from registration under Section 4(1) of the Securities Act. As a result of the Sale Transactions, the purchasers of such shares therein have become selling stockholders.

The selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the dates on which it provided the information regarding the shares beneficially owned by it all or a portion of the shares beneficially owned by it in transactions under the effective registration statement or exempt from registration requirements of the Securities Act.

Selling Stockholder     Number of          Share Offered           Common Stock to be
                        Shares Owned       Pursuant to This        Beneficially Owned if
                        Before Offering    Prospectus              All Shares Offered
                                                                   Hereunder are Sold

                                                                Shares            Percent

Melton Management Ltd.   2,908,182          438,197 (3)       2,469,985          4.99% (3A)

Levi Schapira               42,444           44,244 (9)           --              *

Nachum Stein             1,104,233          477,225 (20)        627,008          2.07%

Hansfield-Stein Inc.
Pension Trust              563,033          477,225 (21)         85,808            *

Marvin Mermelstein       1,062,004          524,814 (22)        537,190          1.77%

(3) Represents (i) 171,287 shares of Common Stock issuable upon conversion of 1,730 shares of our Series B Preferred Stock, together with 141,430 Reserved Dividend Shares; and (ii) 85,644 Warrant Shares, (iii) 39,836 Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities and that the natural person having voting or dispositive power over such securities is Yehuda Breitkopf. For more information on our agreement with such selling stockholder, see "DESCRIPTION OF THE AGREEMENTS WITH THE SELLING STOCKHOLDERS." The amount reflected under the column titled "Number of Shares Owned Before the Offering" includes (i) 1,216,441 shares of Common Stock referred to in the Amendment No. 3 to Schedule 13G filed by the selling stockholder on February 20, 2007 and (ii) 1,194,164 shares of our Common Stock that are issuable upon conversion of 5,113 shares of our Series A Preferred Stock, dividends payable thereunder and warrants issued in connection

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with the purchase thereof. The shares of Common Stock underlying these securities are not included in this Registration Statement. We are contractually bound to file a registration statement in respect of these shares.

(3A) The documents pursuant to which the selling stockholder obtained the preferred stock referred to in Footnote (3) under the column titled "Number of Shares Owned Before the Offering" provide that the selling stockholder may not convert its preferred stock or exercise its warrants if such conversion or exercise would cause such holder's beneficial ownership of our Common Stock (excluding shares underlying any of their unconverted debentures or unexercised warrants) to exceed 4.99% of the outstanding shares of Common Stock immediately after the conversion or exercise.

(9) Represents (i) 40,222 Reserved Dividend Shares and (ii) 4,022 Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities

(20) Represents (i) 247,525 shares of Common Stock issuable upon conversion of 2,500 shares of our Series B Preferred Stock, together with 62,553 Reserved Dividend Shares; and (ii) 123,763 Warrant Shares, (iii) 43,384 Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities.

(21) Represents (i) 247,525 shares of Common Stock issuable upon conversion of 2,500 shares of our Series B Preferred Stock, together with 62,553 Reserved Dividend Shares; and (ii) 123,763 Warrant Shares, (iii) 43,384 Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities and that the natural person having voting or dispositive power over such securities is Nachum Stein.

(22) Represents (i) 272,277 shares of Common Stock issuable upon conversion of 2,750 shares of our Series B Preferred Stock, together with 68,688 Reserved Dividend Shares; and (ii) 136,139 Warrant Shares, (iii) 47,710 Adjustment Shares. The selling stockholder advised us that it purchased the preferred stock and warrants solely for investment and not with a view to or for resale or distribution of such securities.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

YOU MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS NOR THE SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AS THE CASE MAY BE. THIS PROSPECTUS SUPPLEMENT IS NOT AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

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The date of this prospectus supplement is March 21, 2007.